Exhibit 99.2
5 June 2008

The Manager
Company Announcements Office
Australian Securities Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Dutch Registration Number:
34106455
Atrium, 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam,
The Netherlands
Telephone: 31-20-301 2980
Fax:            31-20-404 2544

Dear Sir
Dividend amount in Australian currency
The company’s dividend of US 8 cents per share announced on 22 May 2008 converts to 8.36 Australian cents per CUFS, based on the exchange rate on 4 June 2008.
The dividend is payable in Australian currency on 11 July 2008 to CUFS holders registered at the 4 June 2008 record date.
American Depositary Receipt holders will receive payment in US currency.
Dutch withholding tax will be deducted from the dividend at a rate of 15%.
Yours faithfully
Russell Chenu
Chief Financial Officer